		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

June 21, 2021

Re:	Victoria’s Secret & Co. Amendment No. 1 to Draft Registration Statement on Form 10-12B Submitted May 28, 2021 CIK No. 0001856437

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Nicholas Lamparski
Jacqueline Kaufman

Ladies and Gentlemen:

On behalf of our client, Victoria’s Secret & Co. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form 10-12B (the “Draft Registration Statement”) contained in the Staff’s letter dated June 14, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing the Registration Statement on Form 10-12B (the “Registration Statement”) together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form 10-12B submitted May 28, 2021

Exhibit 99.1 - Preliminary Information Statement

Summary
Our Competitive Strengths
Global Scale at Retail, page 2

1.
We note your revised disclosures in response to our prior comment 3.  We partially re-issue our comment, as you have not disclosed the number of your active customers for prior comparable periods.  Please revise to disclose how many active customers you had in previous years for comparison.  In this regard, we note your response that "[b]ecause the number of active customers in 2020 was negatively impacted by the COVID-19 pandemic, our 25 million active customers in 2020 represent a decline from 32 million active customers in each of 2019 and 2018."

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 91 of Exhibit 99.1 to the Registration Statement accordingly.

Business
Franchise, License and Wholesale Arrangements, page 96

2.
We note your response to our prior comment 13, and re-issue the comment in part.  To provide context for investors, please amend your disclosure to provide a representative amount or range of royalties (i.e., a range expressed within ten percentage points or a statement that a percentage is in the low single digits, teens, etc.) that your partners are typically required to pay you under your franchise, license, and wholesale arrangements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 97 of Exhibit 99.1 to the Registration Statement accordingly.

* * *

Please do not hesitate to contact me at (212) 450-4135 or deanna.kirkpatrick@davispolk.com or Roshni Banker Cariello at (212) 450-4421 or roshni.cariello@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

Cc        Martin Waters, Chief Executive Officer, Victoria’s Secret & Co.
Roshni Banker Cariello, Davis Polk & Wardwell LLP